SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2007

Commission File Number: 001-10533	Commission File Number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

5 Aldermanbury Square,	120 Collins Street
London, EC2V 7HR, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4

EXHIBITS

Filed on Form 6-K on 11 December 2007
	11 December 2007	Approach from BHP Billiton:
Rio Tinto requests deadline for BHP Billiton bid

99.1	17 December 2007	Capital project:
Rio Tinto approves US$991 million Kestrel Mine extension

99.2	17 December 2007	Capital project:
Rio Tinto to enter nickel market with US$300 million Eagle Mine commitment

99.3	18 December 2007	Trading statement:
Rio Tinto to place up to 15 million tonnes of iron ore into the spot market in 2008

99.4	21 December 2007	Capital project:
Rio Tinto approves feasibility study for new Hope Downs mine

Filed on Form 6-K on 27 December 2007
	21 December 2007	Approach from BHP Billiton:
Rio Tinto welcomes Put up or Shut up deadline

	27 December 2007	Letter to shareholders:
Update on unsolicited proposal to acquire Rio Tinto

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Ben Mathews	By	/s/ Ben Mathews

Name Ben Mathews		Name Ben Mathews
Title Secretary		Title Assistant Secretary

Date 3 January 2008		Date 3 January 2008